EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share for the second quarter 2018 in NOK

Equinor (OSE: EQNR, NYSE: EQNR) announced 26 July 2018 dividend per share of USD 0.23 for second quarter 2018. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 22 November 2018, in total seven business days.

Average Norges Bank fixing rate for this period was 8.5355.  Second quarter 2018 dividend per share is consequently NOK 1.9632.

Dividend will be paid to shareholders on Oslo Stock Exchange (Oslo Børs) on or around 30 November 2018 and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange on or around 3 December 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.